To : The U.S. Securities & Excha
Cc : Ms Kammy Yuen – The Bar
Ms Kathy Jiang – The Bank of New York, New York, USA


06010715

RECEIVED
2006 FEB -6 P 3:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## *The Standard* (*Tuesday, 3 January 2006*)

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*



# Television Broadcasts Limited

*(Incorporated in Hong Kong with limited liability)*

**Stock Code: 511**

## ANNOUNCEMENT

SUPPL

The Company announces that the Second Closing as referred to in the announcement of the Company dated 22 April 2005 and its circular dated 13 May 2005 in relation to the sale of Galaxy Satellite TV Holdings Limited has been postponed to 28 February 2006.

Reference is made to the announcement of Television Broadcasts Limited (the "Company") dated 22 April 2005 and its circular dated 13 May 2005 in relation to the sale by TVB Satellite TV Holdings Limited, a wholly owned subsidiary of the Company, of 51 percent of the total issued share capital of Galaxy Satellite TV Holdings Limited.

The board of directors of the Company wishes to announce that by mutual agreement of the parties the Second Closing (as referred to in the announcement and circular) has been postponed to 28 February 2006. All other terms and conditions of the sale and purchase agreement dated 21 April 2005 remain the same.

By Order of the Board
**Mak Yau Kee Adrian**
*Company Secretary*

30 December 2005, Hong Kong

As at the date of this announcement, the directors of the Company are:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Chien Lee*
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To*
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*

PROCESSED
FEB 08 2006
THOMSON
FINANCIAL